UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-35043

GREAT PANTHER MINING LIMITED

(Translation of registrant's name into English)

1330 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INCORPORATION BY REFERENCE

Exhibit 99.2 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of Great Panther Mining Limited (File No. 333-231830), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Annual General Meeting
99.2	Management Information Circular
99.3	Form of Proxy
99.4	Notice of Annual General Meeting of Shareholders and Availability of Proxy Materials
99.5	Financial Statements Request Form
99.6	Code of Business Conduct and Ethics

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER MINING LIMITED

/s/ Shannon D. Webber
______________________________________
Shannon D. Webber
Vice President, Legal and Corporate Secretary

Date: May 3, 2021